UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2020 (MM/DD/YY) AND ENDING 04/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Winston Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 West 47th Street - Suite 402
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman, President — 212-840-0817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

30

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Oscar Echamn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Winston Securities Corp, as of April 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRENT BRENYA
Notary Public, State of New York
Reg. No. 01BR6411212
Qualified in Bronx County
Commission Expires 11/09/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER-WINSTON SECURITIES CORPORATION

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

April 30, 2021

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholders
Spencer-Winston Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Spencer-Winston Securities Corporation as of April 30, 2021, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Spencer-Winston Securities Corporation as of April 30, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer-Winston Securities Corporation's management. My responsibility is to express an opinion on Spencer-Winston Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Spencer-Winston Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Spencer-winston Securities Corporation's financial statements.

The supplemental information is the responsibility of Spencer-Winston Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Spencer-Winston Securities Corporation's auditor since 2020.

Michael T. Remus, CPA
Hamilton Square, New Jersey
June 30, 2021

Spencer-Winston Securities Corporation
STATEMENT OF FINANCIAL CONDITION
April 30, 2021

ASSETS

Current Assets	
Cash	$ 276,243
Accounts receivable	149,139
Receivable from non customer	7,800
Securities owned at Market Value	163,409
Due from Broker	222,420
Prepaid expenses	5,303
Current Assets	824,314
Other Assets	
Security deposits	23,375
Total Assets	$ 847,689

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities	
Accounts payable	$ 78,989
Other loan payable	3,150
Total Current Liabilities	82,139
Total Liabilities	82,139
Commitments and Contingencies (Note 7)	
Stockholders Equity	
Common stock - No Par Value: 40 shares authorized, issued and outstanding	400
Additional paid in capital	57,616
Retained Earnings	707,534
Total Member Equity	765,550
Total Liabilities & Member Equity	$ 847,689

See accompanying notes.

Spencer-Winston Securities Corporation

STATEMENT OF OPERATIONS

Year Ended April 30, 2021

REVENUES	
Commission income	$ 2,285,392
Interest and Dividend income	287,678
Other income	122,643
Trading income (loss)	80,755
Gain on Extinguishment of Debt - PPP	80,000
Total Revenues	2,856,468
OPERATING EXPENSES	
Communication and data service	18,120
Cost of services	373,501
Employee benefits	2,401
Occupancy costs	112,964
Salary expense	451,857
Independent contractor	1,686,862
Arbitration settlement	13,800
Regulatory fees	4,304
General & administrative	50,719
Total Expenses	2,714,528
Income From Operations	141,940
Provision for Income Tax	
Current income tax expense	(3,369)
Net Income	$ 138,571

See accompanying notes.

Spencer-Winston Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Year Ended April 30, 2021

	Common Shares	Amount	Additional Paid In Capital	Retained Earnings	Total
Balance at May 1, 2020	40	$ 400	$ 57,616	$ 568,963	$ 626,979
Net Income				138,571	138,571
Balance at April 30, 2021	40	$ 400	$ 57,616	$ 707,534	$ 765,550

See accompanying notes.

Spencer-Winston +A58:F71Securities Corporation

STATEMENT OF CASH FLOWS
Year Ended April 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	138,571
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Unrealized gain on investment		(50,305)
(Increase) Decrease in Operating Assets:		
Accounts receivable		(136,856)
Securities owned at market value		16,720
Due from broker		44,342
Commission advance		4,471
Prepaid expenses		(3,406)
Security deposits		2,000
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(15,072)
Other payable		3,150
Net cash provided by operating activities		3,615
Net increase in cash		3,615
Cash at Beginning of Year		272,628
Cash at End of Year	$	276,243
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	3,369
Cash paid for interest	$	-

See accompanying notes.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2021

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Hilltop Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), unless otherwise disclosed.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to liabilities, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash
Cash consists of a demand deposit account held at a major financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents
For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at April 30, 2021.

Security Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements which improve and extend the life of the asset are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains and losses on the disposition, if applicable, are reflected in earnings.

Furniture and fixtures are depreciated over the estimated useful life of the asset, between 5 and 7 years. Computer equipment is depreciated over the estimated useful life of the asset, 5 years.

Income Taxes

The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements provisions have been provided for federal city and state income taxes. For further discussion of income taxes see note 4 below.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2021, the Company's net capital was $700,297 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of 0.1173 to 1.

NOTE 4 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment gains and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$ -
New York State	-	1,500
New York City Tax	-	1,869
		$ 3,369

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry-forwards at April 30, 2021, total approximately $421,000. Loss carry forwards incurred prior to 2018 will expire on March 31, 2037. Loss carry forwards incurred in years ending after 2017 can be carried forward indefinitely.

The Company has determined, based upon available evidence, that it is more likely than not that the net operating loss, deferred tax asset will not be realized and, accordingly,

NOTE 5 - LEASES

The Company has taken certain office spaces under cancellable and non-cancelable operating leases. The Company has recorded total rental expense amounting to $112,964 during the current fiscal year ended April 30, 2021, which includes $46,239 in relation to a non-cancellable operating lease expiring on January 31, 2022.

Future minimum rental payments due as of April 30, 2021, for the year ending April 30, 2022 is $35,454.

The Company records the actual rent payments rather than on a straight-line basis as required by accounting principles generally accepted in the United States of America. The difference is not material.

NOTE 6 - RELATED PARTY DISCLOSURES

The disclosures of transactions during the year with the related parties are as follows:

Name of Related party	Nature of Transaction	Relation	Amount (In $)
Oscar Echman	Salary	President	86,000

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of April 30, 2021, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 5 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at April 30, 2021, or during the year then ended.

NOTE 8 – PAYMENT PROTECTION PROGRAM LOAN

In May 2020, the Company received a loan which is guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP) of $80,000. This loan accrued interest at 1% per annum and was due two years from the date that funds were received. However, this loan was fully forgiven on April 28, 2021.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through June 30, 2021, the date which the financial statements were available to be issued.

NOTE 10 – COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and US markets. While management believes the Company is an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.